Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,					Six Months Ended
						June 30, 2009
	2004	2005	2006	2007	2008	2009
	(In thousands of Euros)

FIXED CHARGES
Interest expensed and capitalized	€50,405	€86,326	€91,931	€71,400	€65,813	€32,990

EARNINGS
Income (loss) before minority interest and taxes	€(16,478)	€(142,872)	€127,756	€33,954	€(83,063)	€(64,889)
Add back: equity loss in investee	284	—	(1,206)	—	—	—

Pre-tax income from continuing operations before minority interests and income (loss) from equity investees and capitalized interest	(16,194)	(142,872)	(126,550)	33,954	(83,063)	(64,889)
Amortization of capitalized interest	2,082	2,082	2,082	2,082	2,082	1,041
Fixed charges	50,405	86,326	91,931	71,400	65,813	32,990
Subtract interest capitalized	(27,220)	—	—	—	(57)	(122)

Total earnings	€9,073	€(54,464)	€220,563	€107,436	€(15,225)	€(30,980)

RATIO OF EARNINGS TO FIXED CHARGES	0.18	(0.63)	2.40	1.50	(0.23)	(0.94)

Deficiency	€41,332	€140,790	€—	€—	€81,038	€63,970